UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

Information Statement Pursuant to Section 14(f) of the Securities
Exchange Act of 1934 and Rule 14f-1 promulgated thereunder

April 19, 2010

Data Storage Consulting Services, Inc.
 (Exact name of registrant as specified in its charter)

Colorado	000-53126	20-8096131
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

Rm O-R, Floor 23rd, Building A, Fortune Plaza
Shenzhen, P.R. China 518040
(Address of principal executive offices) (Zip Code)

86-755-82046828
 (Registrant’s telephone number, including area code)

Information Statement Pursuant to Section 14(F) of the Securities
Exchange Act of 1934 and Rule 14f-1 promulgated thereunder

DATA STORAGE CONSULTING SERVICES, INC.
___________________________

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER
___________________________

DATA STORAGE CONSULTING SERVICES, INC. IS NOT SOLICITING PROXIES IN CONNECTION WITH THE MATTERS DESCRIBED IN THIS INFORMATION STATEMENT.  NO VOTE OR OTHER ACTION BY SHAREHOLDERS OF DATA STORAGE CONSULTING SERVICES, INC. IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT.

GENERAL

This Information Statement is being mailed on or about April 19, 2010, to the holders of common stock, par value $0.001 per share, of Data Storage Consulting Services, Inc., a Colorado corporation (the “Company”).  You are receiving this Information Statement in connection with the appointment of a person designated by the majority of the Company’s Board of Directors (the “Board”) to fill a seat on the Company’s Board.  The resignation of the existing director and the appointment of the new director will be effective ten (10) days following the filing and mailing of this Information Statement to the Company’s shareholders.

On April 19, 2010, the Company entered into a Common Stock Purchase Agreement (the “Purchase Agreement”) by and among Sunrise Capital International, Inc. (the “Buyer”), Belmont Partners, LLC (the “Seller”), and the Company.   Pursuant to the terms of the Purchase Agreement, on April 19, 2010 (the “Closing Date”), the Buyer acquired from the Seller 4,553,790 shares (the “Purchased Stock”), or approximately 51.00%, of the issued and outstanding common stock of the Company.   Joseph J. Meuse, the former President and a current director of the Company, is a managing member of the Seller.   The closing of the sale of the Purchased Stock, and the appointment of Sheng Zhou as President, Secretary and Director of the Company,   resulted in a change in control of the Company.   Sheng Zhou is the Executive Director of the Buyer.

Further and in connection with the closing of the sale of the Purchased Stock (the “Closing”), on April 19, 2010, Joseph J. Meuse, our former President and current Director, submitted a resignation letter pursuant to which he resigned from all offices that he held effective immediately and from his position as our director that will become effective on the tenth day following the mailing by us of this Schedule 14f-1.  In addition, our board of directors on April 19, 2010 appointed Sheng Zhou as President and Secretary of the Company and to fill the vacancy created by the resignation of Mr. Meuse as a director.  The appointment of Mr. Zhou as a director will become effective upon the effectiveness of the resignation of Joseph J. Meuse as a director on the tenth day following the mailing by us of this Schedule 14f-1.

You are urged to read this Information Statement carefully. You are not, however, required to take any action.

VOTING SECURITIES

Upon the closing of the sale of the Purchased Stock on April 19, 2010, the Company had 50,000,000 authorized shares of common stock, par value $0.001 per share, and 1,000,000 authorized shares of preferred stock, par value $0.10 per share.  Upon the closing of the sale of the Purchased Stock, 8,929,000 shares of common stock were issued and outstanding and no shares of preferred stock were issued and outstanding.  Each share of common stock entitles the holder thereof to one vote on each matter which may come before a meeting of the shareholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding beneficial ownership of our common stock as of April 19, 2010 (i) by each person who is known by us to beneficially own more than 5% of our common stock; (ii) by each of our officers and directors; and (iii) by all of our officers and directors as a group. Unless otherwise specified, the address of each of the persons set forth below is in care of the Company, Rm O-R, Floor 23rd, Building A, Fortune Plaza, Shenzhen, P.R. China, 518040.  Except as indicated in the footnotes to this table and subject to applicable community property laws, the persons named in the table to our knowledge have sole voting and investment power with respect to all shares of securities shown as beneficially owned by them. The information in this table is as of April 19, 2010 based upon 8,929,000 shares of common stock outstanding.

Name and Address of Beneficial Owner	Office, If Any	Amount and Nature of Beneficial Ownership	Percent Common Stock
	Officers and Directors
Sheng Zhou	President, Secretary and Director nominee	4,553,790(1)	51.0%(1)

Joseph Meuse 360 Main Street PO Box 393 Washington, VA 22747	Director and former President	- (2)	-(2)

Ross Bernstein 13990 Braun Road Golden, CA 80401	Former CEO	1,946,210	21.8%

All officers and directors as a group (3 persons named above)		6,500,000(2)	72.8%(2)

	5% Security Holders

Sunrise Capital International, Inc.		4,553,790	51.0%

Deborah Alderman 1850 Basset Street #1225 Denver, CO 80202		600,000	6.7%

Belmont Partners, LLC 360 Main Street PO Box 393 Washington, VA 22747		- (3)	-(3)

* Less than 1%
- N/A
(1)  Mr. Zhou is the Executive Director of Sunrise Capital International, Inc., which is the owner of 4,553,790 shares of the Company’s common stock.

(2)  Mr. Meuse is a Managing Member of Belmont Partners, LLC, to which the Company is obligated to issue shares of its common stock such that the Belmont Partners, LLC will own 13% of the issued and outstanding capital stock of the Company after the closing of a merger transaction with an as of yet unidentified target corporation contemplated by the Purchase Agreement.  As there is no right to acquire such shares within 60 days and the actual number of shares to be issued cannot be determined until the time of such merger, such shares have not been included in the numbers of shares listed in the table.

(3)  The Company is obligated to issue to Belmont Partners, LLC shares of its common stock such that the Belmont Partners, LLC will own 13% of the issued and outstanding capital stock of the Company after the closing of a merger transaction with an as of yet unidentified target corporation contemplated by the Purchase Agreement.  As there is no right to acquire such shares within 60 days and the actual number of shares to be issued cannot be determined until the time of such merger, such shares have not been included in the numbers of shares listed in the table.

CHANGE IN CONTROL

On April 19, 2010, the Company entered into the Purchase Agreement by and among Sunrise Capital International, Inc., or the Buyer, Belmont Partners, LLC, or the Seller, and the Company.   Pursuant to the terms of the Purchase Agreement, on April 19, 2010, the Buyer acquired from the Seller 4,553,790 shares, or approximately 51.00%, of the issued and outstanding common stock of the Company.   Joseph J. Meuse, the former President and a current director of the Company, is a managing member of the Seller.   The closing of the sale of the Purchased Stock, and the appointment of Sheng Zhou as President, Secretary and Director of the Company, resulted in a change in control of the Company.   Sheng Zhou is the Executive Director of the Buyer.

Further and in connection with the closing of the sale of the Purchased Stock, on April 19, 2010, Joseph J. Meuse, our former President and current Director, submitted a resignation letter pursuant to which he resigned from all offices that he held effective immediately and from his position as our director that will become effective on the tenth day following the mailing by us of this Schedule 14f-1.  In addition, our board of directors on April 19, 2010 appointed Sheng Zhou, Executive Director of the Buyer, as President and Secretary of the Company and to fill the vacancy created by the resignation of Mr. Meuse as a director.  The appointment of Mr. Zhou as a director will become effective upon the effectiveness of the resignation of Mr. Meuse as a director on the tenth day following the mailing by us of this Schedule 14f-1.

DIRECTORS AND EXECUTIVE OFFICERS

Directors and Executive Officers

Prior to the Closing, our Board of Directors consisted of one director, Joseph J. Meuse (the “Current Director”).  The Current Director has submitted a letter of resignation and Sheng Zhou has been appointed to our Board of Directors (the “Incoming Director”).  The resignation of the Current Director and appointment of the Incoming Director will both become effective 10 days after the filing and mailing of this Schedule 14f-1 (the “Effective Date”).  On April 19, 2010, the board of directors appointed the new executive officers as listed below.

NAME	AGE	POSITION
Sheng Zhou(1)	43	Director, President and Secretary
Joseph J. Meuse(2)	40	Director

(1)  Will become a director on the Effective Date.
(2)  Current director until the Effective Date.

Sheng Zhou   Mr. Zhou received his Bachelor’s degree of Economics from Guangzhou Zhongshan University and earned a Master of Management in Finance from New Zealand Massy University.  Mr. Zhou has extensive experience both in the Asia capital markets and with assisting Chinese businesses in attaining their capital funding goals.  Since 2005, he has served as Executive Director of Sunrise Capital Group, where he has played a key leadership role in helping Chinese private companies raise funds and obtain listing on domestic and overseas stock exchanges.

In addition to his experience at Sunrise Capital Group, Mr. Zhou served from 2003 to 2005 as Deputy Vice President (Corporate Finance) of Singapore Southern Packaging Group Limited, a listed company on the main board of the Singapore Stock Exchange.  Prior to this position, he was Financial Controller for Hong Kong-based Synergy Group Limited from 2001 to 2002.  From 2000 to 2001, Mr. Zhou gained his banking experience as Banking Officer with the Hong Kong-based Bank of East Asia, where he was mainly engaged in the development of its corporate lending business.  Prior to this position, he served as Mortgage Manager for the Asia banking division of the New Zealand ASB Bank from 1999 to 2000.

Joseph J. Meuse   Mr. Meuse resides in Warrenton, VA.  Mr. Meuse has been involved with corporate restructuring since 1995. He is the Managing Member of Belmont Partners, LLC and was previously a Managing Partner of Castle Capital Partners.  Mr. Meuse attended the College of William and Mary.  In the past five years, Mr. Meuse has served as a director of numerous reporting public companies including Action Industries, Inc., All State Properties Holdings, Inc., Blue Gem Enterprise, Cinnabar Ventures, Inc., Blue Fish Clothing, Inc., Brite-Strike Tactical Illumination Products, Inc., Comprehensive Healthcare Solutions, Inc., Contracted Services, Inc., Firstar Exploration Corp., Fresca Worldwide Trading Company, Geopulse Explorations, Inc., Hudson’s Grill International, Inc., iDcentrix, Inc., Intercontinental Resources, Inc., Ivecon Corp., Jamaica Jim, Inc., Jasper Ventures, Inc., King Resources, Inc., Lions Petroleum Inc., Madrona Ventures, Inc., Michael Lambert, Inc., Miller Diversified Corp., Network Capital Inc., Recycle Tech Inc., RPHL Acquisition Corp, Shimmer Gold, Inc., Smart Holdings, Inc., SpectraSource, Inc., 3D Shopping.com, Springfield Company, Inc., Unidigital, Inc., Volcanic Gold, WES Consulting, Inc., XRG, Inc., and Yzapp International, Inc.

Currently, Mr. Meuse serves on the board of directors of the following public companies:  Big Red Gold, Inc., Data Storage Consulting Services, Inc., Cienega Creek Holdings, Inc., Luke Entertainment, Inc., NuOasis Laughlin, Daytona Systems, Inc., and Heroes, Inc.

Family Relationships

There is no family relationship among any of our officers or directors.

LEGAL PROCEEDINGS

The Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of any such director, officer, affiliate of the Company, or security holder, is a party adverse to the Company or has a material interest adverse to the Company.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company’s directors and officers and holders of more than 10% of the issued and outstanding shares of our common stock to file with the SEC initial reports of ownership, and reports of changes in ownership, of common stock and other equity securities of the Company. Based solely on our review of copies of the reports by some of those persons, the Company believes that, during fiscal year 2009, all of its directors and officers and holders of more than 10% of the issued and outstanding shares of our common stock complied with all reporting requirements under Section 16(a).

CERTAIN RELATED TRANSACTIONS AND RELATIONSHIPS

Transactions with Related Persons

The following includes a summary of transactions since the beginning of the fiscal year ending December 31, 2009, or any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 or one percent of the average of our total assets at year end for the last two completed fiscal years, and in which any related person had or will have a direct or indirect material interest (other than compensation described under “Executive Compensation”). We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

On April 19, 2010, the Company entered into the Purchase Agreement by and among   Sunrise Capital International, Inc., or the Buyer, Belmont Partners, LLC, or the Seller, and the Company.   Pursuant to the terms of the Purchase Agreement, on April 19, 2010, the Buyer acquired from the Seller 4,553,790 shares, or approximately 51.00%, of the issued and outstanding common stock of the Company.   Joseph J. Meuse, the former President and a current director of the Company, is a managing member of the Seller.   The closing of the sale of the Purchased Stock, and the appointment of Sheng Zhou as President, Secretary and Director of the Company, resulted in a change in control of the Company.   Sheng Zhou is the Executive Director of the Buyer.

Further and in connection with the closing of the sale of the Purchased Stock, on April 19, 2010, Joseph J. Meuse, our former President and current Director, submitted a resignation letter pursuant to which he resigned from all offices that he held effective immediately and from his position as our director that will become effective on the tenth day following the mailing by us of this Schedule 14f-1.  In addition, our board of directors on April 19, 2010 appointed Sheng Zhou as President and Secretary of the Company and to fill the vacancy created by the resignation of Mr. Meuse as a director.  The appointment of Mr. Zhou as a director will become effective upon the effectiveness of the resignation of Joseph J. Meuse as a director on the tenth day following the mailing by us of this Schedule 14f-1.

Insider Transactions Policies and Procedures

The Company does not currently have an insider transaction policy.

Director Independence

We currently do not have any independent directors, as the term “independent” is defined by the rules of the American Stock Exchange, nor will Mr. Zhou, our director nominee, be “independent” as defined by such rules.

EXECUTIVE COMPENSATION

Our officers and directors do not receive any compensation for their services rendered to us, nor have they received such compensation in the past.  As of the date of this report, we have no funds available to pay the officers and directors.  Further, the officers and directors are not accruing any compensation pursuant to any agreement with us. We have no plans to pay any compensation to our officers or directors in the future.

None of our officers and directors will receive any finder’s fee, either directly or indirectly, as a result of their respective efforts to implement our business plan.

No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by us for the benefit of our employees.

CORPORATE GOVERNANCE

Audit, Nominating, Compensation Committees and Director Independence; Board Leadership Structure

Our Board of Directors currently has no independent directors and does not have standing audit, nominating or compensation committees as of the date hereof and the entire board is performing the functions normally associated with an audit, nominating and compensation committee. However, we anticipate the Company will in the future seek to form audit and other board committees in a manner consistent with American Stock Exchange listed companies.  The current nominee to be the Company’s sole Director currently serves as the Company’s chief executive officer.

Executive and Director Compensation Determination

Going forward the Board of Directors will annually review the performance and total compensation package for the Company’s executive officers, including the Chief Executive Officer, consider the modification of existing compensation, and the adoption of new plans.

Consideration of Director Nominees

In evaluating and determining whether to recommend a person as a candidate for election as a director, the Board of Directors considers the person’s qualities, skills and personal experience, which include business and professional background, history of leadership or contributions to other organizations, function skill set and expertise, general understanding of marketing, finance, accounting and other elements relevant to the success of a publicly-traded company in today’s business environment, and service on other boards of directors.  Other than as previously described, the Company has no specific policy with regard to the consideration of diversity in identifying nominees for director.  There are no specific minimum qualifications for nominees. The Board of Directors may employ a variety of methods for identifying and evaluating nominees for director. The Nominating Committee may assess the size of the Board, the need for particular expertise on the Board, the upcoming election cycle of the Board and whether any vacancies are expected, due to retirement or otherwise. In the event that vacancies are anticipated or otherwise arise, the Board of Directors will consider various potential candidates for director which may come to the Board of Directors’ attention through current Board members, professional search firms, shareholders or other persons. No fees have been paid to any third party to identify or evaluate potential director nominees.

In exercising its function of recommending individuals for nomination by the Board for election as directors, the Board of Directors considers nominees recommended by shareholders. The Board of Directors will consider candidates recommended by shareholders under the criteria summarized above. The Board of Directors will make an initial analysis of the qualities and skills of any candidate recommended by shareholders or others pursuant to the criteria summarized above to determine whether the candidate is suitable for service on our Board before deciding to undertake a complete evaluation of the candidate. If any materials are provided by a shareholder or professional search firm in connection with the nomination of a director candidate, such materials are forwarded to the Board of Directors as part of its review. The same identifying and evaluating procedures apply to all candidates for director nomination, including candidates submitted by shareholders.

If you would like the Board of Directors to consider a prospective candidate, please submit the candidate’s name and biographical description to: Data Storage Consulting Services, Inc., Rm O-R, Floor 23rd, Building A, Fortune Plaza, Shenzhen, P.R. China, 518040, Attention: Chief Executive Officer.

Board of Directors’ Meetings

During our fiscal year ending December 31, 2009, we held two meetings of the Board of Directors.

NO STOCKHOLDER ACTION REQUIRED

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of shareholders.  Neither applicable securities laws, nor the corporate laws of the State of Nevada require approval of the transactions contemplated by the sale of the Purchased Stock. No vote or other action is being requested of the Company’s shareholders. This Information Statement is provided for informational purposes only.

STOCKHOLDER COMMUNICATIONS WITH DIRECTORS

Stockholders who want to communicate with our Board or any individual director can write to:

Data Storage Consulting Services, Inc.
Rm O-R, Floor 23rd, Building A, Fortune Plaza
Shenzhen, P.R. China 518040

Your letter should indicate that you are a shareholder of the Company.  Depending on the subject matter, management will:

●	Forward the communication to the Director or Directors to whom it is addressed;

●	Attempt to handle the inquiry directly; or

●	Not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

At each Board meeting, a member of management presents a summary of all communications received since the last meeting that were not forwarded and makes those communications available to the Board on request.

WHERE YOU CAN FIND MORE INFORMATION

We file reports with the SEC.  These reports, including annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws.  You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14F-1 to be signed on its behalf by the undersigned hereunto duly authorized.

DATA STORAGE CONSULTING SERVICES, INC.

Date: April 21, 2010	By:	/s/ Sheng Zhou
Sheng Zhou President